UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

_______________________

Digital Media Solutions, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

25401G106

(CUSIP Number)

James H. Miller

General Counsel & Corporate Secretary

Clairvest Group, Inc.

22 St. Clair Avenue East, Suite 1700 Toronto, Ontario, Canada M4T 2S3

416.925.9270

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25401G106

1	NAMES OF REPORTING PERSONS Clairvest Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,937,954
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,860,131
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,937,954
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	All percentages of Common Stock outstanding contained herein are based on 32,293,793 shares of Class A Common Stock outstanding as of July 17, 2020, as reported in the Amendment No. 1 to the Current Report on Form 8-K/A, filed by the Issuer (as defined below) on July 20, 2020.

CUSIP No. 25401G106

1	NAMES OF REPORTING PERSONS Clairvest Equity Partners V Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,422,463
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,422,463
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,422,463
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 25401G106

1	NAMES OF REPORTING PERSONS CEP V Co-Investment Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Manitoba, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,334,669
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,334,669
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,334,669
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1. Security and the Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Common Stock” or “Class A Common Stock”) of Digital Media Solutions, Inc. (formerly known as Leo Holdings Corp.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4800 140th Avenue N., Suite 101, Clearwater, Florida 33762.

Item 2. Identity and Background.

This Schedule 13D is being jointly filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Clairvest Group, Inc., an Ontario, Canada corporation (“Clairvest”);
(ii)	Clairvest Equity Partners V Limited Partnership, an Ontario, Canada limited partnership (“Blocker Seller 1”); and
(iii)	CEP V Co-Investment Limited Partnership, a Manitoba, Canada limited partnership (“Blocker Seller 2” and, together with Blocker Seller 1, “Blocker Sellers”).

Each of the Blocker Sellers is a limited partnership with a general partner that is a wholly-owned subsidiary of Clairvest.

The business address of each of the Reporting Persons is 22 St. Clair Avenue East, Suite 1700, Toronto, Ontario, Canada M4T 2S3. The principal business of each of the Reporting Persons is investing in mid-market companies, principally in North America.

Information with respect to the executive officers and directors of each of the Reporting Persons (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of their Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Business Combination

On July 15, 2020, the Issuer consummated the previously announced business combination (the “Business Combination”), as contemplated by the Business Combination Agreement, dated April 23, 2020, as amended on July 2, 2020 (the “Business Combination Agreement”), by and among the Issuer, Digital Media Solutions Holdings, LLC (“DMS”), CEP V DMS US Blocker Company (“Blocker Corp”), Prism Data, LLC (“Prism”), the Reporting Persons, CEP V-A DMS AIV Limited Partnership (“Clairvest Direct Seller” and, together with Blocker Sellers, the “Clairvest Funds”), Clairvest GP Manageco Inc. as a Seller Representative, and, solely for the limited purposes set forth therein, Leo Investors Limited Partnership (“Sponsor”), and described in the Current Report on Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on July 16, 2020, as amended by the Amendment No. 1 to the Current Report on Form 8-K filed by the Issuer on July 20, 2020. Prism and the Clairvest Funds are collectively referenced herein as the “Sellers.”

Pursuant to the Business Combination Agreement, the Issuer purchased all of the issued and outstanding common stock of Blocker Corp and a portion of the units of DMS held by Prism and Clairvest Direct Seller (which DMS Units, as defined below, were then immediately contributed to the capital of Blocker Corp), in exchange for the following aggregate consideration to the Sellers (the “Business Combination Consideration”):

•	$57,255,217.33 in cash, including $26,399,729.09 received by the Clairvest Funds;

•	2,000,000 warrants to purchase an equal number of shares of Class A Common Stock (the “Seller Warrants”), including an aggregate of 922,177 warrants issued to the Clairvest Funds, which consist of (i) 542,525 warrants issued to Blocker Seller 1, (ii) 276,653 warrants issued to Blocker Seller 2 and (iii) 102,999 warrants issued to Clairvest Direct Seller;

•	25,857,070 shares of Class B common stock, par value $0.0001 per share, of the Issuer (the “Class B Common Stock”), including 2,255,433 shares issued to Clairvest Direct Seller. The Class B Common Stock represents a voting, non-economic ownership interest in the Issuer, which, in accordance with the Issuer’s Certificate of Incorporation, will be retired, on a one-for-one basis, upon the redemption of any DMS Units (as defined below) held by Clairvest Direct Seller, in accordance with the Amended Partnership Agreement (as defined below); and

•	17,937,954 shares of Class C common stock, par value $0.0001 per share, of the Issuer (the “Class C Common Stock”), consisting of (i) 11,879,937 shares issued to Blocker Seller 1 and (ii) 6,058,016 shares issued to Blocker Seller 2. The Class C Common Stock represent a voting, economic ownership interest in the Issuer and are convertible into Class A Common Stock, on a one-to-one basis, in accordance with the Issuer’s Certificate of Incorporation.

The foregoing description of the Business Combination Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the Business Combination Agreement, and Amendment No. 1 thereto, a copy of which is included as Exhibits 99.1 and 99.2, respectively, to this Schedule 13D and is incorporated herein by reference.

Class C Conversion

On July 17, 2020, Blocker Sellers exercised their right to convert the 17,937,954 shares of Class C Common Stock issued to them in the Business Combination into Class A Common Stock, on a one-for-one basis, in accordance with the Issuer’s Certificate of Incorporation (the “Conversion”). Blocker Seller 1 and Blocker Seller 2 each converted 11,879,938 and 6,058,016 shares of Class C Common Stock, respectively, into an equal number of shares of Class A Common Stock. The Conversion was effective as of immediately prior to the close of business on July 17, 2020.

As of the close of business on July 17, 2020, after giving effect to the Conversion, there were: (i) 32,293,793 shares of Class A Common Stock outstanding; (ii) 25,857,070 shares of Class B Common Stock outstanding; (iii) no shares of Class C Common Stock outstanding; and (iv) 14,000,000 Seller Warrants to purchase Class A Common Stock outstanding.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 5(a) and (b) of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Prior to the consummation of the Business Combination, the Reporting Persons, Prism and Joseph Marinucci collectively controlled all outstanding membership interests in DMS. As a result of the Business Combination, each of the Reporting Persons holds the securities of the Issuer for investment purposes and to maintain effective voting control of the Issuer.

Other than as described herein, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A currently has any plans or proposals that relate to, or would result in, any of the matters listed in Item 4 of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Director Nomination Agreement

At the closing of the Business Combination (the “Closing”), the Issuer entered into a Director Nomination Agreement (the “Director Nomination Agreement”), pursuant to which, among other things, Sponsor, Lion Capital (Guernsey) Bridgeco Limited (“Sponsor PIPE Entity”), Prism and Clairvest each have certain rights to designate individuals to be nominated for election to the board of directors (the “Board”) of the Issuer, and Mr. Marinucci was appointed as a member of the Board. In addition, Prism, Clairvest, Sponsor and Sponsor PIPE Entity have agreed, pursuant to the Director Nomination Agreement, to vote, or cause to be voted, all of their respective voting interests in the Issuer, at any meeting (or written consent) of the stockholders of the Issuer with respect to the election of directors, in favor of each of the nominees designated in accordance with the Director Nomination Agreement. The material terms of the Director Nomination Agreement are described in the section of the Issuer’s final prospectus and definitive proxy statement, dated June 24, 2020 (the “Proxy Statement/Prospectus”) titled “BCA Proposal—Related Agreements—Director Nomination Agreement” beginning on page 116, which is incorporated herein by reference.

The foregoing description of the Director Nomination Agreement, including the description in the Proxy Statement/Prospectus referenced above, does not purport to be complete and is subject to and qualified in its entirety by the full text of the Director Nomination Agreement, a copy of which is included as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

At the Closing, the Issuer, Sellers, Sponsor PIPE Entity and certain other investors entered into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”), providing for, among other things, customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions. Pursuant to the Amended and Restated Registration Rights Agreement, the Issuer will register for resale, pursuant to Rule 415 under the Securities Act, certain Class A Common Stock and other equity securities of the Issuer that are held by the parties thereto from time to time. The material terms of the Amended and Restated Registration Rights Agreement are described in the section of the Proxy Statement/Prospectus titled “BCA Proposal—Related Agreements—Amended and Restated Registration Rights Agreement” beginning on page 117, which is incorporated herein by reference.

The foregoing description of the Amended and Restated Registration Rights Agreement, including the description in the Proxy Statement/Prospectus referenced above, does not purport to be complete and is subject to and qualified in its entirety by the full text of the Director Nomination Agreement, a copy of which is included as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

All percentages of Common Stock outstanding contained herein are based on 32,293,793 shares of Class A Common Stock outstanding as of the close of business on July 17, 2020, after giving effect to the Conversion, as described in Item 3.

Prism and Clairvest, as parties to the Director Nomination Agreement, may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Act. Accordingly, such group collectively may beneficially own 58.1% of the 32,293,793 shares of Class A Common Stock outstanding. Shares of Common Stock listed as beneficially owned by Clairvest exclude shares of Common Stock held by any of the other parties to the Director Nomination Agreement, as to which Clairvest disclaims beneficial ownership.

Clairvest may be deemed to beneficially own and share the power to vote and dispose of 19,937,954 shares of Common Stock, which represents 58.1% of the Common Stock outstanding, including: (i) an aggregate of 18,860,131 shares of Class A Common Stock held directly by the Clairvest Funds, which consist of (a) 12,422,463 shares held by Blocker Seller 1 and (b) 6,334,669 shares held by Blocker Seller 2; (ii) Seller Warrants held directly by the Clairvest Funds to purchase an aggregate of 922,177 shares of Class A Common Stock, which consist of (a) warrants to purchase 542,525 shares held by Blocker Seller 1, (b) warrants to purchase 276,653 shares held by Blocker Seller 2 and (c) warrants to purchase 102,999 shares held by Clairvest Direct Seller; and (iii) the warrants to purchase 1,077,823 shares of Class A Common Stock held directly by Prism, over which Clairvest has shared voting power as a result of the Director Nomination Agreement. The following table summarizes each Reporting Person’s beneficial ownership of Class A Common Stock:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Clairvest Group Inc.	19,937,954	58.1%	0	19,937,954	0	18,860,131
Clairvest Equity Partners V Limited Partnership	12,422,463	37.8%	0	12,422,463	0	12,422,463
CEP V Co-Investment Limited Partnership	6,334,669	19.5%	0	6,334,669	0	6,334,669

(c)       Except for the transactions pursuant to the agreements described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of Common Stock.

(d)       The limited partnership interests in (i) each of Blocker Seller 1 and Clairvest Direct Seller are held by third parties that are not affiliated with Clairvest and (ii) Blocker Seller 2 is controlled by Clairvest. No person other than the Reporting Persons are known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by the Reporting Persons and described in this Item 5.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Amended Partnership Agreement

Upon consummation of the Business Combination, New DMS was organized into an umbrella partnership-C corporation (or “Up-C”) structure, in which substantially all of the assets and business of New DMS are held by DMS and continue to operate through the subsidiaries of DMS, and New DMS’s sole material assets are equity interests of DMS indirectly held by it. At the Closing, DMS and its then-current equity holders amended and restated the limited liability company agreement of DMS (the “Amended Partnership Agreement”), the Issuer, DMS, Blocker Corp, Prism, Clairvest Direct Seller and the Prism members entered into the Amended Partnership Agreement to, among other things:

•	recapitalize DMS such that, as of immediately following the consummation of the Business Combination: (i) Clairvest Direct Seller owns 2,255,433 of the outstanding membership interests in DMS (“DMS Units”); (ii) Prism owns 23,601,637; and (iii) Blocker Corp owns 32,293,793 DMS Units; and

•	provide Prism and Clairvest Direct Seller the right to redeem their DMS Units for cash or, at the Issuer’s option, the Issuer may acquire such DMS Units (which DMS Units are expected to be contributed to Blocker Corp) in exchange for cash or shares of Class A Common Stock, in each case subject to certain restrictions set forth therein. Upon a redemption or acquisition of such Units, an equal number of the Unit holder's non-economic, voting shares of the Issuer’s Class B Common Stock will be cancelled.

As of the date hereof, Prism and Clairvest Direct Seller hold DMS Units, subject to and in accordance with the Amended Partnership Agreement. The material terms of the Amended Partnership Agreement are described in the section of the Proxy Statement/Prospectus titled “BCA Proposal—Related Agreements—Amended Partnership Agreement” beginning on page 118, which is incorporated herein by reference.

The foregoing description of the Amended Partnership Agreement, including the description in the Proxy Statement/Prospectus referenced above, does not purport to be complete and is subject to and qualified in its entirety by the full text of the Amended Partnership Agreement, a copy of which is included as Exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.

Tax Receivable Agreement

At the Closing, the Issuer entered into a tax receivable agreement (the “Tax Receivable Agreement”) with Blocker Corp and the Sellers. Pursuant to the Tax Receivable Agreement, the Issuer is required to pay Blocker Corp and the Sellers 85% of the amount of savings, if any, in U.S. federal, state and local income tax that the Issuer actually realizes as a result of the increases in tax basis and certain other tax benefits related to the payment of the cash consideration pursuant to the Business Combination Agreement and any exchanges of DMS Units for Common Stock. All such payments to Blocker Corp and the Sellers are the Issuer’s obligation and not that of DMS. The material terms of the Tax Receivable Agreement are described in the section of the Proxy Statement/Prospectus titled “BCA Proposal—Related Agreements—Tax Receivable Agreement” beginning on page 118, which is incorporated herein by reference.

The foregoing description of the Tax Receivable Agreement, including the description in the Proxy Statement/Prospectus referenced above, does not purport to be complete and is subject to and qualified in its entirety by the full text of the Tax Receivable Agreement, a copy of which is included as Exhibit 99.6 to this Schedule 13D and is incorporated herein by reference.

Amended and Restated Warrant Agreement

At the Closing and in connection with the issuance of the Seller Warrants to the Sellers as part of the Business Combination Consideration at the Closing, the Issuer and Continental Stock Transfer & Trust Company entered into the Amended and Restated Warrant Agreement (the “Amended and Restated Warrant Agreement”), which sets forth the terms and conditions with respect to the Seller Warrants, which may be redeemed to purchase Class A Common Stock on a one-to-one basis. The material terms of the Amended and Restated Warrant Agreement are described in the section of the Proxy Statement/Prospectus titled “BCA Proposal—Related Agreements—Amended and Restated Warrant Agreement” beginning on page 119, which is incorporated herein by reference.

The above description of the Amended and Restated Warrant Agreement does not purport to be complete and is qualified in its entirety by the full text of the Amended and Restated Warrant Agreement, which is included as Exhibit 99.7 to this Schedule 13D and is incorporated herein by reference.

Lock-Up Agreement

At the Closing, Blocker Corp and the Sellers executed and delivered to the Issuer a lock-up agreement (the “Lock-Up Agreement”), pursuant to which, among other things, Blocker Corp and the Sellers agreed to certain restrictions regarding the transfer of Common Stock held or to be received by them, from the Closing until the earlier of 180 days after the date of the Closing. The material terms of the Lock-Up Agreement are described in the section of the Proxy Statement/Prospectus titled “BCA Proposal—Related Agreements—Lock-Up Agreement” beginning on page 119, which is incorporated herein by reference.

The foregoing description of the Lock-Up Agreement, including the description in the Proxy Statement/Prospectus referenced above, does not purport to be complete and is subject to and qualified in its entirety by the full text of the Lock-Up Agreement, a copy of which is included as Exhibit 99.8 to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Exhibit Number	Description

99.1	Business Combination Agreement, dated as of April 23, 2020, by and among the Issuer, Digital Media Solutions Holdings, LLC and the other parties thereto (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to the Current Report on Form 8-K/A filed by the Issuer with the SEC on April 24, 2020).

99.2	Amendment No. 1 to Business Combination Agreement, dated July 2, 2020, by and among the Issuer, Clairvest GP Manageco Inc., as a Seller Representative, Prism Data, LLC, as a Seller Representative, and Leo Investors Limited Partnership (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 2, 2020).

99.3	Director Nomination Agreement, dated as of July 15, 2020, by and among the Issuer, Leo Investors Limited Partnership, Lion Capital (Guernsey) Bridgeco Limited, Clairvest Group Inc. and Prism Data, LLC (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Current Report on Form 8-K/A filed by the Issuer with the SEC on July 20, 2020).

99.4	Amended and Restated Registration Rights Agreement, dated as of July 15, 2020, by and among Digital Media Solutions, Inc., as successor to Leo Holdings, Corp., and the other parties thereto (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Current Report on Form 8-K/A filed by the Issuer with the SEC on July 20, 2020).

99.5	Amended and Restated Limited Liability Company Agreement of Digital Media Solutions Holdings, LLC, dated as of July 15, 2020 (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the Current Report on Form 8-K/A filed by the Issuer with the SEC on July 20, 2020).

99.6	Tax Receivable Agreement, dated as of July 15, 2020, by and among the Issuer, CEP V DMS US Blocker Company, Prism Data, LLC, CEP V-A DMS AIV Limited Partnership, Clairvest Equity Partners V Limited Partnership, CEP V Co-Investment Limited Partnership and Clairvest GP Manageco Inc (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Current Report on Form 8-K/A filed by the Issuer with the SEC on July 20, 2020).

99.7	Amended and Restated Warrant Agreement, dated July 15, 2020, by and among Leo Holdings Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Current Report on Form 8-K/A filed by the Issuer with the SEC on July 20, 2020).

99.8	Lock-Up Agreement, dated as of July 15, 2020, by and among the Issuer, CEP V DMS US Blocker Company, Prism Data, LLC, CEP V-A DMS AIV Limited Partnership, Clairvest Equity Partners V Limited Partnership and CEP V Co-Investment Limited Partnership (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Current Report on Form 8-K/A filed by the Issuer with the SEC on July 20, 2020).

99.9	Joint Filing Agreement, dated as of July 27, 2020, by and among Clairvest Group, Inc., Clairvest Equity Partners V Limited Partnership and CEP V Co-Investment Limited Partnership.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2020

CLAIRVEST GROUP INC.

By:	/s/ Michael Wagman
Name:	Michael Wagman
Title:	President

By:	/s/ James Miller
Name:	James Miller
Title:	General Counsel & Corporate Secretary

CLAIRVEST EQUITY PARTNERS V LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GP MANAGECO INC.

By:	/s/ Michael Wagman
Name:	Michael Wagman
Title:	President

By:	/s/ James Miller
Name:	James Miller
Title:	Secretary

CEP V CO-INVESTMENT LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GENERAL PARTNER V L.P., by its general partner, CLAIRVEST GP (GPLP) INC.

By:	/s/ Michael Wagman
Name:	Michael Wagman
Title:	President

By:	/s/ James Miller
Name:	James Miller
Title:	Secretary

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Clairvest Filers are set forth below. The business address of each individual associated with Clairvest Group Inc., CEP V Co-Investment Limited Partnership and Clairvest Equity Partners V Limited Partnership is 22 St. Clair Avenue East, Suite 1700, Toronto, Ontario, Canada M4T 2S3.

Clairvest Group Inc.

Name	Present Principal Occupation or Employment	Citizenship
Kenneth Rotman	Chief Executive Officer & Managing Director (Director)	Canadian

B. Jeffrey Parr	Vice-Chairman & Managing Director (Director)	Canadian

Michael Wagman	President & Managing Director (Director)	Canadian

Daniel Cheng	Chief Financial Officer	Canadian

James Miller	General Counsel & Corporate Secretary	Canadian / U.S.

John Barnett	Corporate Director (Director)	Canadian / U.S. / U.K.

Michael Bregman	CEO of Tailwind Capital Inc. (Director)	Canadian

Joseph E. Fluet	President & CEO of MAG Aerospace (Director)	U.S.

Joseph Heffernan	Chairman	Canadian

G. John Krediet	Chairman of CF Capital Management (Director)	U.S. / Netherlands

Lionel Schipper	President of Schipper Enterprises Inc. (Director)	Canadian

Isadore Sharp	Chairman of Four Seasons Hotels (Director)	Canadian

Rick Watkin	President & CEO, KUBRA Data Transfer Ltd. (Director)	Canadian

CEP V Co-Investment Limited Partnership

Name	Present Principal Occupation or Employment	Citizenship
Kenneth Rotman	Chief Executive Officer (Director)	Canadian

B. Jeffrey Parr	Vice-Chairman (Director)	Canadian

Michael Wagman	President	Canadian

Daniel Cheng	Chief Financial Officer	Canadian

James Miller	Corporate Secretary	Canadian / U.S.

Michael Castellarin	Managing Director	Canadian

Mitch Green	Managing Director	Canadian / U.S.

Robbie Isenberg	Managing Director	Canadian

Sebastien Dhonte	Managing Director	U.S./French

Adrian Pasricha	Managing Director	Canadian

Clairvest Equity Partners V Limited Partnership

Name	Present Principal Occupation or Employment	Citizenship
Kenneth Rotman	Chief Executive Officer (Director)	Canadian

B. Jeffrey Parr	Vice-Chairman (Director)	Canadian

Michael Wagman	President	Canadian

Daniel Cheng	Chief Financial Officer	Canadian

James Miller	Corporate Secretary	Canadian U.S.

Michael Castellarin	Managing Director	Canadian

Mitch Green	Managing Director	Canadian / U.S.

Robbie Isenberg	Managing Director	Canadian

Sebastien Dhonte	Managing Director	U.S./French

Adrian Pasricha	Managing Director	Canadian